Exhibit 99.6

ADDITIONAL INFORMATION

ITEM 3. KEY INFORMATION

Item 3.A. Selected Financial Data

The selected financial data in Table I has been derived from the audited consolidated financial statements of 4Front Ventures Corp. The financial data under 2019, 2018 and 2017 have been prepared in accordance with International Accounting Standards Board (“IASB”). The financial data under 2016 was prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The inception of the Company dates back to September 15, 2016, therefore there is no selected financial data for the year ended December 31, 2015. The information should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in Item 17 of this Annual Report.

All financial figures presented herein and throughout this Annual Report are expressed in thousands of U.S. dollars ($USD) unless otherwise specified.

	Year Ended December 31, 2019	Year Ended December 31, 2018		Year Ended December 31, 2017	Year Ended December 31, 2016		Year Ended December 31, 2015
Operating revenues	$31,126	3,766		721	289		N/A
Gross profit (loss)	$14,017	1,357		(318)	289		N/A
Income (loss) from operations	$(34,417)	(12,166)		(4,657)	(1,854)		N/A
Net income (loss)	$(180,906)	(10,053)		(4,339)	991		N/A
Basic and diluted loss per share	$(0.43)	N/A	(*)	N/A (*)	N/A	(*)	N/A
Weighted average number of shares at year-end	420,306,991	N/A	(*)	N/A (*)	N/A	(*)	N/A
Total assets	$203,919	60,469		13,779	5,948		N/A
Net assets	$75,979	48,031		(556)	1,194		N/A
Equity attributable to 4Front Ventures Corp	$252,656	68,959		11,102	1,444		N/A
Long-term obligations	$109,089	277		9,804	3,271		N/A

(*)

- Prior to July 31, 2019, the Company was classified as a Limited Liability Corporation and all equity was held in the form of units. As of July 31, 2019, and pursuant to the terms of the business combination with Cannex, the former owners of Holdings exchanged their respective interests into Subordinate Voting Shares (“SVS”) of the Company.

ITEM 4. INFORMATION ON THE COMPANY

Item 4D. Property, plant and equipment

The Company’s head office is located in Phoenix, Arizona where it leases office space. The Company also operates dispensaries and production facilities in various states where it leases the facilities. The Company is a landlord for one lease and one sublease for cannabis facilities with two licensed cannabis cultivators in the state of Washington. The Company owns one of the facilities and leases the other from a third party.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A. Directors and Senior Management

Leonid Gontmakher, Chief Executive Officer and Director

Leo co-founded Northwest Cannabis Solutions, which under his leadership grew to be one of the largest and most successful producers of cannabis products in Washington state. He also served as Chief Operating Officer at Cannex, which merged with 4Front in July 2019. Leo has significant experience in cannabis facility design, construction management, equipment sourcing, operations, branding, sales and marketing strategy, and software solutions. Before entering the cannabis industry, he served on the senior management team at North America’s largest processor and distributor of specialized seafood products. Upon completion of the Transaction, Mr. Gontmakher will also serve as COO of the Resulting Issuer

Kris Krane, President

Having founded 4Front Advisors in 2011, Kris now serves as president of 4Front. Prior to forming 4Front, Kris served as director of client services for CannBe, a pioneer in developing best practices within the medical cannabis industry. Kris has dedicated his career to reforming the nation’s misguided drug policies, having previously served as associate director of NORML (2000-2005) and executive director of Students for Sensible Drug Policy (2006-2009). He currently serves on the National Cannabis Industry Association board of directors and pens a column about the cannabis industry for Forbes. Kris’ pioneering roots in cannabis advocacy and policy provides a deep understanding of the evolving regulatory environment, which often provides 4Front a head start on seeing and evaluating opportunities.

Andrew Thut. Chief Investment Officer

Andrew was an early investor in 4Front, joining the company full time in 2014. He brings to the team a wealth of financial-management experience and business acumen having previously served as managing director of the BlackRock Small Cap Growth Fund at BlackRock Advisors LLC. During his 11-year involvement, the $2 billion fund ranked in the top five percent of all domestic small cap growth funds. He also had past stints at MFS Investment Management and BT Alex Brown. Since joining 4Front, he has immersed himself in every facet of the cannabis industry, from the relevant financial drivers of the industry to hands-on experience with dispensaries and cultivation facilities.

Nicolle Dorsey, Chief Financial Officer

Prior to joining 4Front, Nicolle served as Principal Accounting Officer and Controller at RGS Energy, a publicly traded solar energy company. Her accounting background includes serving as both assistant controller and senior corporate accountant for several public and private companies in various utility and energy industries. Ms. Dorsey has extensive knowledge of technical accounting, financial forecasting, financial analysis, and business operations. She also worked for Cloud Peak Energy, a publicly held coal-producing company, as a senior accountant, and she is a licensed certified public accountant and has a BBA degree in accounting and a Master of Accountancy from the University of Wisconsin.

Joshua Rosen, Executive Chairman and Director

Josh provided seed capital to Kris Krane to form 4Front Advisors in 2011 and joined as a full-time team member in 2014 when 4Front began to explore opportunities beyond consulting. Previously, he spent 13 years as an equity analyst and portfolio manager in the financial services industry, during which time he became one of the youngest vice presidents in Credit Suisse’s history. Josh moved into private equity in 2008 because he wanted to have a more meaningful impact on companies.

David Daily, Director

David is the CEO of Gravitron, LLC which he founded in 2004. Commonly known as Grav.com or Grav, its original invention was the first all-glass gravity bong, the Gravitron, which was an instant success and has become a cult classic. Since the Gravitron, Mr. Daily has designed or led the Grav design team to bring over 500 unique top-line products to the cannabis market. In 2018, Grav was named in the 50 best companies to work for in cannabis by MG magazine.

Eric Rey, Director

Eric is a director and consultant to Arcadia Biosciences, Inc. where he previously served as President and CEO and which he founded in 2003. Mr. Rey has managed agricultural research, product development and commercial programs for more than 21 years. Prior to Arcadia he was a partner at the Rockridge Group, a consulting firm focused on agricultural biotechnology, and was formerly Vice President of Operations for Calgene Oils, a Division of the Monsanto Company. Mr. Rey is a director of Phytelligence, Inc. and Texas Crop Science LLC and holds a B.S. in Plant Science from the University of California at Davis.

Kathi Lentzsch, Director

Kathi is the current CEO and president of Bartell Drugs, one of the oldest and largest independent pharmacy chains in the country. Ms. Lentzsch has more than three decades of experience in retail operations and management, including time in executive roles at Pottery Barn, Pier 1 Imports, and Cost Plus World Market, a subsidiary of Bed, Bath and Beyond. Kathi also previously served as CEO of Elephant Pharmacy, a new pharmacy concept that offered health-conscious consumers a health- and wellness-minded product selection, including a mix of allopathic, alternative and more holistic remedies. It was during her time at Elephant Pharmacy that Ms. Lentzsch became interested in medical cannabis.

Betty Aldworth, Director

Betty is executive director of Students for Sensible Drug Policy, the largest single-issue student advocacy organization in the world. Since joining SSDP in 2014, she has led the organization through its most substantial growth period. She previously served as deputy director of the National Cannabis Industry Association and, before that, worked as a consultant helping cannabis-related businesses and nonprofit organizations manage community outreach, public relations, advocacy, and policy reform. She served as spokesperson and advocacy director for Colorado’s successful 2012 Campaign to Regulate Marijuana Like Alcohol.

Item 6C. Board Practices

Directors who are employees of 4Front receive no additional compensation for their services as directors. Accordingly, Messrs. Rosen and Gontmakher will receive no additional compensation for their service on the Board of Directors during 2019-2020.

The cash retainer for each non-employee director shall be $2,000 per month of service. Compensation shall begin for service commencing on July 31, 2019 for Dave Daily and Eric Rey and for service commencing on September 23, 2019 for Betty Aldworth and Kathi Lentzsch.

For their service during 2019 – 2020 each non-management director shall receive the option to purchase 7,500 Class B Proportionate Voting Shares in the capital stock of the Company at a purchase price of CAD $64.00 per share. The options will not be exercisable unless and until they have vested in accordance with the terms of the Class B Option Plan and the vesting schedule contained in the Director’s Option Certificate.

The Compensation Committee shall periodically review 4Front’s director compensation program with the assistance of its compensation consultant(s), and make recommendations to the Board regarding the same.

Item 6D. Employees

None of our employees is party to a collective bargaining agreement.

As at December 31, 2019, the Company had employees in five segments:

•	Retail – direct sales to end consumers in its retail stores

•	Production – manufacturing and distribution of packaged cannabis products

•	Pure Ratios – production and sale of CBD products to third-party customers.

•	Real Estate – leasing of real estate to cannabis producers in Washington

•	Corporate

Item 6E. Share Ownership

Summary of the Resulting Issuer Equity Incentive Plans

The Resulting Issuer has two incentive stock option plans: the Resulting Issuer Subordinate Voting Share Equity Incentive Plan, which allows for the grant and exercise of options to purchase Subordinate Voting Shares, and the Resulting Issuer Subordinate Proportionate Voting Share Equity Incentive Plan, which allows for the grant and exercise of options to purchase Subordinate Proportionate Voting Shares. The following is a brief summary of the Resulting Issuer’s Equity Incentive Plans:

(a)

the maximum number of shares which will be available for purchase pursuant to Options granted pursuant to Resulting Issuer Subordinate Voting Share Equity Incentive Plan and the Resulting Issuer Subordinate Proportionate Voting Share Equity Incentive Plan will not exceed 10% of the Subordinate Voting Shares, taken together with the number of Subordinate Voting Shares issuable on conversion of the Subordinate Proportionate Voting Shares and the Multiple Voting Shares measured at the time of grant, less the number of shares issuable upon outstanding options; if any option expires or otherwise terminates for any reason without having been exercised in full, the number of shares in respect of such expired or terminated option shall again be available for the purposes of granting options pursuant to the incentive plans;

(b)

the maximum number of Resulting Issuer Replacement Options which may be granted to any one Resulting Issuer Replacement Option holder under the Resulting Issuer Stock Option Plans within any 12-month period shall be 5% of the number of Subordinate Proportionate Voting Shares and Subordinate Voting Shares, taken together, that are outstanding (on a non-diluted basis) immediately prior to the grant of the Resulting Issuer Replacement Option in question (the “Outstanding Issue”) (unless the Resulting Issuer has obtained disinterested shareholder approval);

(c)

if required under applicable regulatory laws, disinterested shareholder approval is required to the grant to insiders, within a 12-month period, of a number of Resulting Issuer Replacement Options which, when added to the number of outstanding incentive stock options granted to insiders within the previous 12 months, exceed 10% of the Outstanding Issue;

(d)	the expiry date of an Resulting Issuer Replacement Option shall be no later than the tenth anniversary of the grant date of such Resulting Issuer Replacement Option;

(e)	the maximum number of Resulting Issuer Replacement Options which may be granted to any one consultant within any 12-month period must not exceed 2% of the Outstanding Issue;

(f)

the maximum number of Resulting Issuer Replacement Options which may be granted within any 12-month period to employees or consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Resulting Issuer Replacement Options vesting in any three-month period;

(g)

with respect to “incentive stock options” within the meaning of Section 422(b) of the Code, the maximum number of Subordinate Voting Shares that can be issued under the Resulting Issuer Subordinate Voting Share Equity Incentive Plan is 50 million and the maximum number of Subordinate Proportionate Voting Shares that can be issued under the Resulting Issuer Subordinate Proportionate Voting Share Equity Incentive Plan is 625,000;

(h)

upon death or disability of an option holder, options will expire one year following death or termination or service as a result of disability, upon termination of service other than for cause, options generally expire 30 days following such termination of service;

(i)	officers, directors, employees and eligible consultants are eligible to receive option grants; and

(j)

the exercise price of any new grants of options to purchase Subordinate Voting Shares shall be no less than the closing trading price of the Subordinate Voting Shares on the day immediately preceding the grant date of such option, and the exercise price of any new grants of options to purchase Subordinate Proportionate Voting Shares shall be no less than the closing trading price of the Subordinate Voting Shares on the day immediately preceding the grant date of such option multiplied by 80.

The Resulting Issuer Equity Incentive Plans are designed to promote the long-term success of the Resulting Issuer by strengthening the ability of the Resulting Issuer to attract and retain highly competent employees and by promoting greater alignment of interests between executives and shareholders in the creation of long-term shareholder value.

The purpose of granting stock options is to assist the Resulting Issuer in compensating, attracting, retaining and motivating its executive officers and to closely align the personal interests of such persons to that of the shareholders.

The Resulting Issuer Board has the authority either to grant Resulting Issuer Replacement Options or has the authority to delegate to any board committee (the “Committee”) appointed for the purpose of compensating the Resulting Issuer’s directors, officers, employees and consultants the ability to grant Resulting Issuer Replacement Options to the Resulting Issuer’s directors, management, employees and consultants. Resulting Issuer Replacement Options can be granted, from time to time at the sole discretion of the Resulting Issuer Board or the Committee, to persons eligible to receive Resulting Issuer Replacement Options under the Stock Option Plans. Exercise prices are set in accordance with CSE policies.

In determining the number of Resulting Issuer Replacement Options to be granted to the executive officers, the Resulting Issuer Board considers a number of factors including the amount and term of Resulting Issuer Replacement Options previously granted, base salary and annual performance incentives awarded to the executives and commensurate with those offered by other companies in the Resulting Issuer’s industry; and the exercise price of any outstanding options to ensure that such grants are in accordance with CSE policies. Resulting Issuer Replacement Options vest on terms established by the Resulting Issuer Board at the time of grant.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A. Major Shareholders.

Security Ownership

The following table sets forth information relating to the beneficial ownership of our shares as of June 20, 2020, by each person or group (including directors and executive officers) who is known by us to own beneficially more than 5% of our subordinate voting shares or our multiple voting shares.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days of June 20, 2020. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person. The percentage of voting shares beneficially owned is computed on the basis of 311,747,469 subordinate voting shares (SVS) and 1,281,454 multiple voting shares (MVS) outstanding as of June 20, 2020. As of January 31, 2020, the proportionate voting shares (PVS) became convertible without limitation into SVS on the basis of 80 SVS for each PVS.

	Subordinate Voting Shares (SVS)		Percentage of SVS	Multiple Voting Shares (MVS)	Percentage of MVS
Directors and Executive Officers*
Joshua N. Rosen	23,993,800	(1)	7.15%	309,418	24.1%
Leonid Gontmakher	32,113,057	(2)	10.24%	—	—
Kristopher Krane	13,145,120	(3)	4.05%	138,188	10.8%
Andrew Thut	14,028,400	(4)	4.31%	154,956	12.1%
Trevor Pratte	26,207,960	(5)	7.76%	340,207	26.5%

Major Shareholders
Gotham Green Partners, LLC	55,033,157	(6)	17.65%	—	—
Camelback Ventures, LLC	53,352,000	(7)	14.61%	—	—
Vlad Orlovskii	30,453,118	(8)(9)(10)(11)	9.01%	—	—
Karl Chowscano	25,131,280	(12)(13)(14)	7.46%	338,685	26.4%

(1)

Includes 2,566 PVS which are convertible into 205,280 SVS. Also includes 239,000 SVS indirectly held by KEA Capital, LLC and 290,274 SVS indirectly held by The Rosen Family Living Trust. Includes 4,095 options to acquire PVS that are exercisable within 60 days, and if the options are exercised in full for such PVS, the PVS received will be convertible for 327,600 SVS.

(2)	Includes 22,500 options to acquire PVS that are exercisable within 60 days, and if the options are exercised in full for such PVS, the PVS received will be convertible for 1,800,000 SVS.
(3)

Includes 130,191 PVS which are convertible into 10,415,280 SVS. Includes 34,123 options to acquire PVS that are exercisable within 60 days, and if the options are exercised in full for such PVS, the PVS received will be convertible for 2,729,840 SVS.

(4)

Includes 145,987 PVS which are convertible into 11,678,960 SVS. Also includes 239,000 SVS indirectly held by KEA Capital, LLC. Includes 24,568 options to acquire PVS that are exercisable within 60 days, and if the options are exercised in full for such PVS, the PVS received will be convertible for 1,965,440 SVS.

(5)

Includes 320,517 PVS which are convertible into 25,641,360 SVS. Also includes 239,000 SVS indirectly held by KEA Capital, LLC. Includes 4,095 options to acquire PVS that are exercisable within 60 days, and if the options are exercised in full for such PVS, the PVS received will be convertible for 327,600 SVS.

(6)

Based on information obtained from Schedule 13G filed on May 29, 2020. 55,033,157 Class A Shares. Gotham Green Partners, LLC is the SEC registered investment adviser to the Gotham funds. Gotham Green GP 1, LLC is the general partner of Gotham Green Fund 1, L.P. and Gotham Green Fund 1 (Q), L,P. Gotham Green Credit Partners GP 2, LLC is the general partner of Gotham Green Credit Partners SPV 2, L.P. As of December 31, 2019, Gotham Green Fund 1 (Q), L.P. beneficially owned 8,943,140 shares, Gotham Green Fund 1, L.P. beneficially owned 2,235,345 shares and Gotham Green Credit Partners SPV 2, L.P. beneficially owned 43,854,672 shares.

(7)

Based on information obtained from Schedule 13G filed on February 14, 2020. Camelback Ventures, LLC is the record owner of 666,900 Class B Proportionate Voting Shares of the Issuer which are convertible for 53,352,000 Class A Subordinate Voting Shares of the Issuer (each Class B Proportionate Voting Share is convertible into 80 Class A Subordinate Voting Shares).

(8)

Based on information obtained from Schedule 13G filed on February 14, 2020. Vlad Orlovskii is the record owner of 15,000 options to acquire Class B Proportionate Voting Shares of the Issuer that are exercisable within 60 days of December 31, 2019, and if the options are exercised in full for such Class B Proportionate Voting Shares of the Issuer, the Class B Proportionate Voting Shares received will be convertible for 1,200,000 Class A Subordinate Voting Shares of the Issuer.

(9)

Olan, LLC, of which Vlad Orlovskii is a control person, is the record owner of 143,341 Class B Proportionate Voting Shares of the Issuer which are exercisable for 11,467,280 Class A Subordinate Voting Shares of the Issuer and the record owner of 2,532,660 Class A Subordinate Voting Shares of the Issuer.

(10)

Olan, LLC, of which Vlad Orlovskii is a control person is the record owner of 15,000 options to acquire Class B Proportionate Voting Shares of the Issuer that are exercisable within 60 days of December 31, 2019, and if the options are exercised in full for such Class B Proportionate Voting Shares of the Issuer, the Class B Proportionate Voting Shares received will be convertible for 1,200,000 Class A Subordinate Voting Shares of the Issuer.

(11)

Vlad Orlovskii is the record owner of 143,886 Class B Proportionate Voting Shares of the Issuer which are exercisable for 11,510,880 Class A Subordinate Voting Shares of the Issuer (each Class B Proportionate Voting Share is convertible into 80 Class A Subordinate Voting Shares). Vlad Orlovskii is the record owner of 2,542,298 Class A Subordinate Voting Shares of the Issuer.

(12)	Karl Chowscano personally holds 974,160 Class A Subordinate Voting Shares of the Issuer.
(13)	Lulena Investment, LLC, of which Karl Chowscano is the sole owner and control person, is the record owner of 9,039,760 Class A Subordinate Voting Shares of the Issuer
(14)	Philomena Investment, LLC, of which Karl Chowscano is the sole owner and control person, is the record owner of 15,117,360 Class A Subordinate Voting Shares of the Issuer

Significant Changes in Ownership

Effective July 31, 2019, the Company, 1196260 B.C. Ltd., 4Front Holdings LLC and Cannex completed a court-approved statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (“BCA”). The Company is the successor corporation resulting from the transactions pursuant to the Arrangement. The Company’s British Columbia incorporation number is BC1218230. As a result of the Arrangement, all of the major shareholders had a significant change in ownership.

Voting Rights, US Shareholders and Holders of Multiple Voting Shares

The Company has three classes of shares:

•	Class A Subordinate Voting Shares (“SVS”), carrying one vote per share

•

Class B Subordinate Proportionate Voting Shares (“PVS”), carrying 80 votes per share and which are convertible to SVS at a rate of 1 PVS to 80 SVS. Conversion of PVS shares was restricted until January 31, 2020 but at the date of this AIF are convertible without restriction at the shareholder’s option.

•

Class C Multiple Voting Shares (“MVS”). The MVS carry 800 votes per share and convert to one SVS share after a certain mandated holding period. These shares were issued to certain executives of Holdings and give these executives approximately 73% of the voting control of the Company’s currently outstanding shares. The MVS will expire on the third anniversary of the closing of the business combination, or July 29, 2022.

U.S. Shareholders. On June 20, 2020, we had (i) 76 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 149,705,883 subordinate voting shares (approximately 48% of all SVS); (ii) 159 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 2,389,718 subordinate voting shares (approximately 98% of all PVS); and (iii) 5 registered shareholders with addresses in the United States holding approximately 1,281,454 multiple voting shares (100% of all MVS). Residents of the United States may beneficially own subordinate voting shares or multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own subordinate voting shares or proportionate voting shares registered in the names of U.S. residents. The Company anticipates that it will cease to be a foreign private issuer as of January 1, 2021.

ITEM 10. ADDITIONAL INFORMATION

Item 10B. Memorandum and Articles of Association

Incorporation

Effective July 31, 2019, the Company, 1196260 B.C. Ltd., 4Front Holdings LLC and Cannex completed a court-approved statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (“BCA”). The Company is the successor corporation resulting from the transactions pursuant to the Arrangement. The Company’s British Columbia incorporation number is BC1218230.

Objects and Purposes

Neither the Notice of Articles nor the Articles of the Company contain a limitation objects and purposes.

Powers and Functions of the Directors

The powers and functions of the directors are set out in our Articles. The Articles provide:

(a)

a director is obligated to disclose such director’s potential interest in a proposal, arrangement or contract being considered by us, and may not vote on any proposal, arrangement or contract proposed, but such director shall be counted in the quorum at the meeting of the directors at which the proposal, arrangement or contract is approved;

(b)	the directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)	there are no limitations on the exercise by the directors of our borrowing powers;

(d)	there are no provisions for the retirement or non-retirement of directors under an age limit; and

(e)	there is no requirement for a director to hold any of our shares.

Shareholder Meetings

Unless an annual general meeting is deferred or waived in accordance with the BCA, the Company must hold an annual general meeting, for the first time, not more than 18 months after the date on which it was recognized, and after its first annual reference date, at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year at such date, time and location as may be determined by the directors. In addition, the directors may, whenever they think fit, call a meeting of shareholders.

Limitations on Ownership of Securities

The Company’s Articles do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

Ownership Threshold

The Company’s Articles do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed. In addition, securities legislation in Canada requires that the Company disclose in our proxy information circular for the Company’s annual meeting and certain other disclosure documents filed by the Company under such legislation, holders who beneficially own more than 10% of the Company’s issued and outstanding shares.

Rights and Restrictions Attached to the Shares; Change in Control

The Company has three classes of shares:

•	Class A Subordinate Voting Shares (“SVS”), carrying one vote per share

•

Class B Subordinate Proportionate Voting Shares (“PVS”), carrying 80 votes per share and which are convertible to SVS at a rate of 1 PVS to 80 SVS. Conversion of PVS shares was restricted until January 31, 2020 but at the date of this AIF are convertible without restriction at the shareholder’s option.

•

Class C Multiple Voting Shares (“MVS”). The MVS carry 800 votes per share and convert to one SVS share after a certain mandated holding period. These shares were issued to certain executives of Holdings and give these executives approximately 73% of the voting control of the Company’s currently outstanding shares. The MVS will expire on the third anniversary of the closing of the business combination, or July 29, 2022.

The Company is authorized to issue an unlimited number of SVS, an unlimited number of PVS and an unlimited number of MVS. The following is a summary of the rights, privileges, restrictions and conditions attached to the SVS, PVS and MVS.

Subordinate Voting Shares

Holders of SVS will be entitled to notice of and to attend and vote at any meeting of the shareholders of the Company, except a meeting of which only holders of another class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held.

As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, alter or amend the articles of the Company if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the SVS or (ii) affect the rights or special rights of the holders of SVS, PVS or MVS on a per share basis.

Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend will be declared on the SVS unless the Company simultaneously declares equivalent dividends on (i) the PVS in an amount per PVS equal to the amount of the dividend declared per SVS, multiplied by 80, and (ii) the MVS in an amount per MVS equal to the amount of the dividend declared per SVS.

The Company Board may declare a stock dividend payable in SVS on the SVSs, but only if the Company Board simultaneously declares a stock dividend payable in: (a) (i) PVS on the PVS, in a number of shares per PVS equal to the amount of the dividend declared per SVS; or (ii) SVS on the Company Proportionate Voting Shares, in a number of shares per PVS equal to the amount of the dividend declared per SVS, multiplied by 80; and (b) (i) MVS on the MVS s, in a number of shares per MVS equal to the amount of the dividend declared per SVS, or (ii) SVS on the MVS, in a number of shares per MVS equal to the amount of the dividend declared per SVS.

Holders of fractional SVS will be entitled to receive any dividend declared on the SVS in an amount equal to the dividend per SVS multiplied by the fraction thereof held by such holder.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of SVS will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the SVSs, be entitled to participate ratably along with all the holders of PVS and MVS, with the amount of such distribution per SVS equal to each of: (i) the amount of such distribution per PVS divided by 80; and (ii) the amount of such distribution per MVS. Each fraction of an SVS will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole SVS.

No subdivision or consolidation of the SVS will occur unless, simultaneously, the PVS and the MVS are subdivided or consolidated using the same divisor or multiplier.

If an offer is made to purchase PVS, and such offer is required pursuant to applicable securities legislation or the rules of any stock exchange on which the PVS, or the SVS which may be obtained upon conversion of the PVS may then be listed, to be made to all or substantially all of the holders of PVS in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”) and not made to the holders of SVS for consideration per SVS equal to 0.0125 of the consideration offered per PVS, then each SVS will become convertible at the option of the holder into PVS on the basis of 80 SVS for one PVS, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “SVS Conversion Right”).

The SVS Conversion Right may only be exercised for the purpose of depositing the PVS acquired upon conversion under such Offer, and for no other reason. If the SVS Conversion Right is exercised, the Company will procure that the transfer agent for the SVS will deposit under such Offer the PVS acquired upon conversion, on behalf of the holder.

If PVS issued upon such conversion and deposited under such Offer are withdrawn by such holder, or such Offer is abandoned, withdrawn or terminated by the offeror, or such Offer expires without the offeror taking up and paying for such PVS, such PVS and any fractions thereof issued will automatically, without further action on the part of the holder thereof, be reconverted into SVS on the basis of one PVS for 80 SVS, and the Company will procure that the transfer agent for the SVS will send to such holder a direct registration statement, certificate or certificates representing the SVS acquired upon such reconversion. If the offeror under such Offer takes up and pays for the PVS acquired upon exercise of the SVS Conversion Right, the Company will procure that the transfer agent for the SVS will deliver to the holders of such PVS the consideration paid for such PVS by such Offeror.

Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend and vote at any meeting of the shareholders of the Company, except a meeting of which only holders of another class or series of shares of the Company will have the right to vote. Subject to the terms set out in the articles of the Company, at each such meeting, holders of PVS will be entitled to 80 votes in respect of each Company Proportionate Voting Share, and each fraction of a PVS shall entitle the holder to the number of votes calculated by multiplying the fraction by 80 and rounding the product down to the nearest whole number, at each such meeting.

As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS, voting together, by separate special resolution, alter or amend the articles of the Company if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the PVS or (ii) affect the rights or special rights of the holders of SVSs, PVS or MVS on a per share basis. Consent of the holders of a majority of the outstanding PVS and MVS, voting together, shall be required for any action that authorizes or creates shares of any class or series having preferences superior to or on a parity with the PVS. In connection with the exercise of the voting rights in respect of any such approvals, each holder of PVS will have one vote in respect of each PVS held. At any meeting of holders of PVS and MVS called to consider such a separate special resolution, each PVS and MVS will entitle the holder to one vote and each fraction of a PVS or MVS will entitle the holder to the corresponding fraction of one vote.

Holders of PVS will be entitled to receive, as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend will be declared on the PVS unless the Company simultaneously declares equivalent dividends on (i) the SVSs, in an amount equal to the amount of the dividend declared per PVS divided by 80, and (ii) the MVS s, in an amount equal to the dividend declared per PVS divided by 80.

The Company Board may declare a stock dividend payable in PVS on the Company Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) PVS on the SVSs, in a number of shares per SVS equal to the amount of the dividend declared per PVS divided by 80; and (ii) PV Son the MVS s, in a number of shares per MVS equal to the amount of the dividend declared per PVS divided by 80. The directors of the Company may declare a stock dividend payable in SVS on the Company Proportionate Voting Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) SVS on the SVSs, in a number of shares per SVS equal to the amount of the dividend declared per PVS divided by 80; and (ii) SVS on the MVS s, in a number of shares per MVS equal to the amount of the dividend declared per PVS divided by 80.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of PVS will be entitled to participate ratably along with the holders of SVS and MVS, with the amount of such distribution per PVS equal to each of: (i) the amount of such distribution per SVS multiplied by 80; and (ii) the amount of such distribution per MVS multiplied by 80; and each fraction of a PVS will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Company Proportionate Voting Share.

No subdivision or consolidation of the PVS may occur unless, simultaneously, the SVS and the MVS are subdivided or consolidated using the same divisor or multiplier.

Each PVS shall be convertible, at the option of the holder thereof, at the head office of the Company or any transfer agent for such shares, into such number of fully paid and non-assessable SVS as is determined by multiplying the number of PVS in respect of which the share conversion right is exercised by 80. The ability to convert the PVS during the Restricted Conversion Period is subject to a restriction that, unless the Board determines otherwise, the aggregate number of SVSs, PVS and MVS held of record, directly or indirectly, by residents of the United States, may not exceed 40% of the aggregate number of SVSs, PVS and MVS issued and outstanding after giving effect to such conversions.

Multiple Voting Shares

Holders of MVS are entitled to notice of and to attend and vote at any meeting of the shareholders of the Company, except a meeting of which only holders of another class or series of shares of the Company will have the right to vote. At each such meeting, holders of MVS will be entitled to 800 votes in respect of each MVS held. Each fraction of an MVS shall entitle the holder to the number of votes calculated by multiplying the fraction by 800 and rounding the product down to the nearest whole number, at each such meeting.

MVS are not convertible until the Initial Conversation Date. Each MVS shall automatically convert, without any action on the part of the holder thereof, into SVS on the basis of one SVS for one MVS upon: (i) the death or disability of an Initial Holder (as defined below) with respect to all MVS held by an Initial Holder, (ii) an Involuntary Transfer Event with respect to the MVS being transferred pursuant to the Involuntary Transfer Event, or (iii) any other transfer of MVS to anyone other than another Initial Holder with respect to such MVS being transferred.

MVS provide voting control to Messrs. Rosen, Pratte, Chowscano, Thut and Krane. As long as any MVS remain outstanding, the Company will not, without the consent of the holders of the MVS by separate special resolution, alter or amend the articles of the Company if the result of such alteration or amendment would (i) prejudice or interfere with any right or special right attached to the MVS or (ii) affect the rights or special rights of the holders of SVSs, PVS or MVS on a per share basis. Additionally, consent of the holders of a majority of the outstanding MVS will be required for any action that authorizes or creates shares of any class or series having preferences superior to or on a parity with the MVS. In connection with the exercise of the voting rights in respect of any such approvals, each holder of MVS will have one vote in respect of each MVS held. At any meeting of holders of MVS called to consider such a separate ordinary resolution, each MVS will entitle the holder to one vote and each fraction of a MVS shall entitle the holder to the number of votes calculated by multiplying the fraction by 800 and rounding the product down to the nearest whole number, at each such meeting.

Holders of MVS will be entitled to receive, as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend will be declared on the MVS unless the Company simultaneously declares equivalent dividends on (i) the SVS, in an amount equal to the amount of the dividend declared per MVS, and (ii) the PVS, in an amount equal to the dividend declared per MVS multiplied by 80.

The Company Board may declare a stock dividend payable in PVS on the MVS, but only if the directors simultaneously declare a stock dividend payable in: (i) PVS on the SVS, in a number of shares per SVS equal to the amount of the dividend declared per MVS; and (ii) PVS on the PVS, in a number of shares per PVS equal to the amount of the dividend declared per MVS multiplied by 80. The directors of the Company may declare a stock dividend payable in SVS on the MVS, but only if the directors simultaneously declare a stock dividend payable in: (i) SVS on the SVSs, in a number of shares per SVS equal to the amount of the dividend declared per MVS; and (ii) SVS on the PVS, in a number of shares per PVS equal to the amount of the dividend declared per MVS multiplied by 80.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of MVS will be entitled to participate ratably along with the holders of PVS and SVS, with the amount of such distribution per MVS equal to each of: (i) the amount of such distribution per SVS; and (ii) the amount of such distribution per PVS divided by 80. Each fraction of a MVS will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole MVS.

No MVS may be transferred by the holder thereof without the prior written consent of the Company Board, except a holder of MVS as of the date of initial issuance of MVS(the “Initial Holder”) is permitted to transfer MVS prior to the Initial Conversion Date to another Initial Holder.

No subdivision or consolidation of the MVS shall occur unless, simultaneously, the SVS and the PVS are subdivided or consolidated using the same divisor or multiplier.

In an offer is made to purchase SVS or Company Proportionate Voting Shares, and such offer is required pursuant to applicable securities legislation or the rules of any stock exchange on which the PVS or SVS may then be listed, to be made to all or substantially all of the holders of PVS or SVS in a province or territory of Canada to which the requirement applies (such offer to purchase, a “MVS Offer”), then such MVS Offer will be extended by the offeror to the holders of MVS(which will not be required to convert in order to participate in the MVS Offer) for consideration per MVS equal to 0.0125 of the consideration offered per PVS or (ii) the consideration offered per SVS, as applicable.

Additionally, all, all MVS Initial Holders have executed a “coattail agreement” which affords additional rights to PVS and SVS holders – specifically, if a bid or offer is made solely for MVS, the SVS and PVS holders have the ability to “tag along” if required under the specific terms of the coattail agreement. The agreement is available under the Company’s SEDAR profile, available at www.sedar.com.

The full text of the Notice of Articles and Articles of the Company are attached to this Annual Report on Form 20-F as Exhibits 1.1, and 1.2.

Item 10D. Exchange Controls

There are no governmental laws, decrees or regulations that restrict, in a manner material to the Company, the export or import of capital, including any foreign exchange controls or that generally affect the remittance of dividends or other payments to non-residents or non-citizens who hold our shares.

Item 10E. Tax Matters

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a shareholder arising from and relating to the acquisition, ownership and disposition of Class A subordinate voting shares of the Company (“SVS”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a shareholder arising from and relating to the acquisition, ownership and disposition of SVS. In addition, this summary does not take into account the individual facts and circumstances of any particular shareholder that may affect the U.S. federal income tax consequences to such shareholder, including specific tax consequences to a shareholder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any shareholder. This summary does not address the U.S. federal income tax considerations applicable to a shareholder arising from or relating to the acquisition, ownership or disposition of Class B proportionate voting shares or Class C multiple voting shares of the Company. In addition, this summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to shareholders of the acquisition, ownership and disposition of SVS. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective shareholder should consult its own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of SVS.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of SVS. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986 (the “Code”), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this summary. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of SVS that is for U.S. federal income tax purposes:

(i)	an individual who is a citizen or resident of the U.S.;

(ii)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

(iii)	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

(iv)

a trust that (A) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (B) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of SVS that is not a U.S. Holder and is not treated as a partnership (or entity or arrangement classified as a partnership) for U.S. federal income tax purposes.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations to Company shareholders that are subject to special provisions under the Code, including the following: (i) shareholders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) shareholders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (iii) shareholders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iv) shareholders that have a “functional currency” other than the U.S. dollar; (v) shareholders that own SVS as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (vi) shareholders that acquired SVS in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) shareholders that hold SVS other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (viii) U.S. expatriates or former long-term residents of the United States; (ix) controlled foreign corporations and passive foreign investment companies; (x) shareholders subject to special tax accounting rules; (xi) shareholders that are partnerships or other pass-through entities; and (xii) shareholders that own or have owned, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding SVS. Shareholders that are subject to special provisions under the Code, including shareholders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal estate and gift, U.S. state and local tax, and non-U.S. tax consequences relating to the ownership and disposition of SVS.

If an entity or arrangement that is classified as a partnership (or a “pass-through” entity) for U.S. federal income tax purposes holds SVS, the U.S. federal income tax consequences to such partnership and the partners of such partnership of the ownership and disposition of SVS generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of SVS.

Treatment of the Company as a U.S. Corporation

The Company believes that it should be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code and be subject to U.S. tax on its worldwide income. The Company has not sought or obtained an opinion of legal counsel or a ruling from the IRS regarding the treatment of the Company as a U.S. domestic corporation. Accordingly, there can be no assurance that the IRS will not challenge the treatment of the Company as a U.S. domestic corporation or that the U.S. courts will uphold the status of the Company as a U.S. domestic corporation in the event of an IRS challenge. This summary assumes that the Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

General U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of SVS by U.S. Holders

Distributions on SVS

The Company does not intend to pay any dividends on the SVS in the foreseeable future. In the event that the Company pays dividends on the SVS, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an SVS will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the SVS and thereafter as gain from the sale or exchange of such shares taxable as described under “Sale or Other Taxable Disposition of SVS” below. Subject to applicable limitations and requirements, dividends received on the SVS generally should be eligible for the “dividends received deduction” available to corporate shareholders.

A dividend paid to a U.S. Holder who is an individual, estate or trust by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if certain holding period and other requirements are met. The dividend rules are complex and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of SVS

Upon the sale or other taxable disposition of SVS, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder’s tax basis in the shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the shares have been held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit Limitations

Because it is anticipated that the Company will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its SVS. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Company as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from the Company. Similarly, to the extent a sale or disposition of the SVS by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the SVS constitute taxable Canadian property within the meaning of the Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, subject to certain limitations, the U.S. Holder should be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year.

Receipt of Foreign Currency

Amounts paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars), which generally would be treated as U.S. source ordinary income for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting.

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to payments of dividends on SVS and to the proceeds of a sale of SVS paid to a U.S. Holder unless the U.S. Holder is an exempt recipient (such as a corporation). Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, SVS will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. U.S. Holders should consult with their own tax advisors regarding the information reporting and backup withholding rules.

General U.S. Tax Consequences Related to the Ownership and Disposition of SVS by Non-U.S. Holders

Distributions on SVS

The Company does not intend to pay any dividends on the SVS in the foreseeable future. In the event that the Company pays dividends on the SVS, a non-U.S. Holder that receives a distribution, including a constructive distribution, with respect to an SVS will be required to treat such distribution as a dividend to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (i) as a tax-free return of capital to the extent of a non-U.S. Holder’s tax basis in the SVS and (ii) thereafter as gain from the sale or exchange of such shares. Any such distributions would also be subject to the discussions below regarding backup withholding and FATCA (as defined below).

Any amount treated as a dividend generally will be subject to withholding tax at a 30% gross rate, subject to any exemption or lower rate under an applicable treaty if the non-U.S. Holder provides the Company with a properly executed IRS Form W-8BEN or W-8BEN-E, unless the non-U.S. Holder instead supplies a properly executed IRS Form W-8ECI (or other applicable form) relating to income effectively connected with the conduct of a trade or business within the U.S. To the extent a distribution from the Company is treated as a dividend effectively connected with the conduct of a trade or business within the U.S. and includible in the non-U.S. Holder’s gross income, it will not be subject to the withholding tax (assuming proper certification and disclosure), but instead will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected income received by a non-U.S. corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate or exemption is required to satisfy certain certification and other requirements. If a non-U.S. Holder is eligible for an exemption from or a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Amounts taxable to a non-U.S. Holder as gain from the sale or exchange of SVS will be taxable as described under “Sale or Other Taxable Disposition of SVS” below.

Sale or Other Taxable Disposition of SVS

In general, a non-U.S. Holder of SVS will not be subject to U.S. federal income tax on gain recognized from a sale, exchange, or other taxable disposition of such shares, unless one of the circumstances described below exist.

If the gain is effectively connected with a U.S. trade or business carried on by the non-U.S. Holder (and, where an income tax treaty applies, is attributable to U.S. permanent establishment of the non-U.S. Holder), such holder will be subject to tax on the net gain derived from the sale or other taxable disposition of SVS under regular graduated U.S. federal income tax rates. If a non-U.S. Holder is a non-U.S. corporation, it will be subject to tax on its net gain from such a sale or other taxable disposition generally in the same manner as if it were a U.S. person as defined under the Code and, in addition, it may be subject to the branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

If a non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, such holder will be subject to tax at a rate of 30% (or subject to any exemption or lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition of SVS even though such holder is not considered a resident of the U.S. The amount of such gain may be offset by the non-U.S. Holder’s U.S. source capital losses.

If the SVS qualify as a “United States real property interest” (“USRPI”), gain from the sale or disposition of a non-U.S. Holder’s shares will be subject to special U.S. federal income tax rules applicable to dispositions of U.S. real estate by foreign persons. If at any time during the shorter of the non-U.S. Holder’s holding period or the 5-year period ending on the date of disposition of the SVS, the Company (or a predecessor entity) qualifies as a “United States Real Property Holding Corporation” (“USRPHC”), a non-U.S. Holder will be treated as having disposed of a USRPI and, thus, will be subject to U.S. federal net income tax on gain from a sale of SVS at graduated rates as if the gain or loss were effectively connected with the conduct of a U.S. trade or business unless an exception applies for shares of a USRPHC which are “regularly traded on an established securities market” within the meaning of Section 897 of the Code (the “Regularly Traded Exception”). A “USRPHC” is a U.S. domestic corporation whose trade or business and real property assets consist primarily of USRPIs. For purposes of these rules, a “USRPI” includes land, buildings and other improvements, growing crops and timber, and mines, wells and other natural deposits (including, oil and gas properties and mineral deposits) located in the United States as well as equity interests in a USRPHC.

Under the Regularly Traded Exception, a disposition of stock of a USRPHC that is regularly traded on an established securities market will only be subject to U.S. federal income taxation in the case of a person who, directly or constructively, at any time during the five year period ending on the date of the disposition of stock, held more than 5% of that class of stock. There can be no assurance that the SVS will satisfy the Regularly Traded Exception at any particular point in the future.

The Company does not believe that it is currently a USRPHC for U.S. federal income tax purposes, though it could become a USRPHC in the future. Non-U.S. Holders are urged to consult with their own tax advisors regarding the consequences if the Company is, has been or will be a USRPHC.

Information Reporting and Withholding

Generally, the Company must report annually to the IRS and to non-U.S. Holders the amount of dividends paid to non-U.S. Holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. Holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. Holder will not be subject to backup withholding with respect to payments of dividends paid, provided the Company receives a statement meeting certain requirements to the effect that the non-U.S. Holder is not a U.S. person and that the Company does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. The requirements for the statement will be met if (i) the non-U.S. Holder provides its name and address and certifies, under penalty of perjury, that it is not a U.S. person (which certification may be made on IRS Form W-8BEN or W-8BEN-E) or (ii) a financial institution holding the instrument on behalf of the non-U.S. Holder certifies, under penalty of perjury, that such statement has been received by it and furnishes the Company or its paying agent with a copy of the statement. In addition, a non-U.S. Holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of a sale of SVS within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and the Company does not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, or that it is not an exempt recipient, or the non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) impose a reporting regime and potentially a 30% withholding tax on certain payments made to or through (i) a “foreign financial institution” (as specifically defined in the Code) that does not enter into an agreement with the IRS to provide the IRS with certain information in respect of its account holders and investors or (ii) a “non-financial foreign entity” (as specifically defined in the Code) that does not provide sufficient information with respect to its substantial U.S. owners (if any). The United States has entered into, and continues to negotiate, intergovernmental agreements (each, an “IGA”) with a number of other jurisdictions to facilitate the implementation of FATCA. An IGA may significantly alter the application of FATCA and its information reporting and withholding requirements with respect to any particular investor.

FATCA withholding may apply to payments of dividends in respect of the SVS if the payee does not provide documentation (typically IRS Form W-9 or the relevant IRS Form W-8) providing the required information or establishing compliance with, or an exemption from, FATCA. FATCA is particularly complex and its application remains uncertain. In addition, subject to the discussion regarding proposed U.S. Treasury Regulations, the FATCA withholding tax would apply to the gross proceeds payable upon the sale, exchange or other disposition of the SVS. Proposed U.S. Treasury Regulations eliminate the FATCA withholding tax on payments of gross proceeds and taxpayers may rely on these proposed Treasury regulations until final U.S. Treasury Regulations are issued. There can be no assurance that final U.S. Treasury Regulations would provide an exemption from the FATCA withholding tax for gross proceeds. Non-U.S. Holders should consult their own tax advisors regarding how these rules may apply in their particular circumstances.

Canadian Tax Implications for U.S. Holders

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and its regulations (the “Tax Act”) of holding and disposing of [shares] of the [Company] (the “Shares”). This summary only applies to a person that is a beneficial owner of Shares who is resident in the United States for income tax purposes including under the provisions of the Canada-United States Tax Convention (1980), as amended, (the “Canada-U.S. Tax Treaty”) and who, at all relevant times, for the purposes of the application of the Tax Act (1) is not, and is not deemed to be, resident in Canada for purposes of the Tax Act; (2) deals at arm’s length with the Company; (3) is not affiliated with the Company; (4) does not use or hold, and is not deemed to use or hold, Shares in a business carried on in Canada; (5) has not entered into, with respect to the Shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, and (6) holds Shares as capital property, (a “U.S. Holder”). Shares generally will be considered capital property to a U.S. Holder for purposes of the Tax Act unless the U.S. Holder holds such shares in the course of carrying on a business of buying and selling securities or the U.S. Holder has acquired or holds such Shares or in a transaction or transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals (the “Proposed Amendments”), to amend the Tax Act and the Canada-U.S. Tax Treaty, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you are urged to consult your own tax advisor with respect to your particular circumstances in connection with acquiring, owning and disposing of Shares.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a U.S. Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends on Shares

Dividends paid or credited on the Shares or deemed to be paid or credited on the Shares to a U.S. Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding under the Canada-U.S. Tax Treaty. Under the Canada-U.S. Tax Treaty, if dividends on the Shares are considered to be paid to or derived by a U.S. Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is fully entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. The Company will be required to withhold the applicable amount of Canadian tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the U.S. Holder.

Dispositions of Shares

A U.S. Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a Share unless (i) the Share is “taxable Canadian property” of the U.S. Holder for purposes of the Tax Act; and (ii) the U.S. Holder is not entitled to an exemption under the Canada-U.S. Tax Treaty.

In general, a Share will not constitute taxable Canadian property of a U.S. Holder at the time of disposition provided that such share is listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the CSE) at that time, unless at any time during the 60-month period immediately preceding that time: (a) one or any combination of the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, a partnership in which the U.S. Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and (b) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

Shares may be deemed to be “taxable Canadian property” in certain other circumstances (generally where such shares have been acquired on a tax-deferred rollover basis in exchange for another share or shares that constituted “taxable Canadian property” at the time of such exchange). U.S. Holders should consult their own tax advisors in this regard.

If the Shares constitute “taxable Canadian property” of a U.S. Holder and such U.S. Holder is not eligible for an exemption pursuant to the Canada-U.S. Tax Treaty, then the disposition of the Shares will generally be subject to the Canadian income tax consequences including tax on capital gains realized on such disposition.

Non-Resident Holders who dispose of Shares that are or are deemed to be “taxable Canadian property” (as defined in the Tax Act) should consult their own tax advisors concerning the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return depending on their particular circumstances.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Borrowings under our credit facilities generally bear interest at rates based on a premium over LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. We currently do not have any interest rate swaps in place. We may, in the future use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes. Under our LIBOR-connected borrowings, the maximum LIBOR rate is 5.0%, with a floor rate of 2.5%.

For the years ended December 31, 2019, 2018 and 2017, we paid interest on our outstanding debt at a weighted average interest rate of 5.11%, 5.3% and 3.8%, respectively. A 0.5% increase or decrease in LIBOR would have increased or decreased our interest expense for the years ended December 31, 2019, 2018 and 2017, by $0.7 million, $0.6 million and $0.5 million, respectively.

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at December 31, 2019 and have determined these controls to be effective.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16A. Audit Committee Financial Expert

The board of directors has determined that Mr. Eric Rey, Audit Committee Chairman, is a financial expert on the Company’s Audit Committee. Mr. Rey is independent within the meaning of NASDAQ listing standards.

Item 16B. Code of Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics for all Company personnel, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this Code of Business Conduct and Ethics is attached as Exhibit 11 and incorporated herein.

Item 16F. Change in Registrant’s Certifying Accountant

On July 31, 2019, Holdings and Cannex completed the business combination which created the Company. Prior to the business combination, MGO LLP (“MGO”) was Holding’s independent registered public accounting firm and Davidson LLP (“Davidson”) was Cannex’s. The Company retained Davidson as its go-forward independent registered public accounting firm, and therefore dismissed MGO as of the date of closing the business combination. Davidson was retained to audit the Company’s financial statements for the fiscal year ended December 31, 2019.

The reports of MGO on the Company’s financial statements for the fiscal year ended December 31, 2018 did not contain an adverse opinion or disclaimer of opinion, and they were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports included a going concern qualification. During our fiscal year ended December 31, 2018 and the subsequent interim period preceding their dismissal, there were no disagreements with MGO, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of MGO, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements.